May 21, 2014
Mr. David S. Irving Reviewing Accountant U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:    Banner Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 4, 2014
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed March 26, 2014
File No. 000-26584

Dear Mr. Irving:

We are in receipt of your letter dated May 20, 2014 regarding our Form 10-K filed on March 4, 2014 and the subsequent amendment filed on Form 10-K/A on March 25, 2014. You note correctly that the Exhibit 32 certification inadvertently omitted the conformed signatures of the principal executive and financial officers of Banner Corporation. When this came to our attention we filed an amendment to Form 10-K. That amendment on Form 10-K/A included an explanatory note and updated and signed Exhibits 31.1, 31.2 and 32, but did not include the entire periodic report as we were interpreting Rule 12b-15 that that information was not required. Per your instruction, we will file a full and complete amendment immediately and will ensure that Exhibits 31 and 32 are updated, signed and refer to the Form 10-K/A.

Further, we acknowledge that:

•	Banner Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (509) 526-8896 or by email at lbaker@bannerbank.com if you have further questions regarding our filings.

Sincerely,

/s/William Jenkins, SVP Controller, for

Lloyd W. Baker
Executive Vice President
Chief Financial Officer

10 South First Avenue ● P.O. Box 907 ● Walla Walla, WA 99362-0265
509-527-3636 ● Fax: 509-526-8891 ● www.bannerbank.com ● Member FDIC